

July 31, 2015

Mark Nije
Chief Financial Officer
Elephant Talk Communications Corp.
100 Park Avenue
New York, NY 10017

      Re: **Elephant Talk Communications Corp.**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed April 1, 2015
               File No. 1-35360

Dear Mr. Nije:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director